UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                  FORM 11-K


     [ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                            Exchange Act of 1934

                 For the fiscal year ended December 31, 2007

                                      OR

    [   ]     Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934

                      Commission file number: 000-03676


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               VSE CORPORATION
                          EMPLOYEE ESOP/401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               VSE Corporation
                            2550 Huntington Avenue
                          Alexandria, Virginia  22303


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VSE CORPORATION
                                     EMPLOYEE ESOP/401(k)
                                     PLAN

                                     By:   /s/ C. S. Weber
                                           ____________________________
                                           C. S. Weber
                                           Executive Vice President





VSE CORPORATION EMPLOYEE ESOP/401(K) PLAN

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006 with Report of Independent Registered Public Accounting Firm

                 VSE Corporation Employee ESOP/401(k) Plan

               Financial Statements and Supplemental Schedules

                         December 31, 2007 and 2006

                                   Contents



Report of Independent Registered Public Accounting Firm......................3

Audited Financial Statements

Statements of Net Assets Available for Benefits as of
       December 31, 2007 and 2006............................................4
Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 2007..................................5
Notes to Financial Statements................................................6

Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets (Held At End of Year).................15

               Report of Independent Registered Accounting Firm



Plan Administrator
VSE Corporation Employee ESOP/401(k) Plan


        We have audited the accompanying statement of net assets available for benefits of VSE Corporation Employee ESOP/401(k) Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended, December 31, 2007. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended, December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 10, effective January 1, 2008 the Board of Directors of VSE Corporation terminated the ESOP component of the Plan.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Goodman & Company, L.L.P


Mclean, Virginia
June 27, 2008

                  VSE Corporation Employee ESOP/401(k) Plan
               Statements of Net Assets Available for Benefits



                                               December 31,    December 31,
                                                   2007            2006
                                                   ----            ----
Cash                                           $   190,639     $   193,515
                                               -----------     -----------
Assets held for investment purposes:
  Investments at fair value                     49,292,763      30,542,176
  Participant loans                                335,190         226,666
                                               -----------     -----------
Total assets held for investment purposes       49,627,953      30,768,842

Receivables                                         24,126          13,991
                                               -----------     -----------
Net assets available for benefits at
  fair value                                    49,842,718      30,976,348

Adjustment from fair value to contract
  value for fully benefit-responsive
  investment contracts                              34,623          63,630
                                               -----------     -----------
Net assets available for benefits              $49,877,341     $31,039,978
                                               ===========     ===========


See accompanying notes.

                  VSE Corporation Employee ESOP/401(k) Plan

          Statement of Changes in Net Assets Available for Benefits

                         Year Ended December 31, 2007



Additions
Contributions:
  Participants                                               $ 3,632,489
  Employer                                                     1,348,873
  Participant rollovers                                          351,823
Interest and dividends                                         2,471,935
Net appreciation in fair value of investments                 14,629,852
                                                             -----------
Total additions                                               22,434,972
                                                             -----------

Deductions
Benefits paid to participants                                  3,591,809
Other deductions                                                   5,800
                                                             -----------
Total deductions                                               3,597,609
                                                             -----------

Net increase                                                  18,837,363

Net assets available for benefits
Beginning of year                                             31,039,978
                                                             -----------
End of year                                                  $49,877,341
                                                             ===========



See accompanying notes.

                  VSE Corporation Employee ESOP/401(k) Plan

                        Notes to Financial Statements

                          December 31, 2007 and 2006



1.  Description of the Plan

General Description

The VSE Corporation Employee ESOP/401(k) Plan (the Plan) was adopted by the Board of Directors of VSE Corporation (the Company or Plan Sponsor) in 1984. The Plan is a defined contribution plan with an Employee Stock Ownership Plan (ESOP) component covering all full-time and part-time employees of the Company and a 401(k) component covering all full-time and part-time employees of the Company and its wholly owned subsidiaries. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The above description of the Plan provides only general information. Participants should refer to Plan documents for a more complete description of Plan provisions.

Effective January 1, 2007, the Plan was amended to incorporate the Safe Harbor method of meeting nondiscrimination requirements of the Internal Revenue Code. As of the effective date, all matching contributions made pursuant to the IRC shall be fully vested. Pursuant to the Plan, matching contributions shall not be eligible for hardship distributions, but shall be available for loans. Matching contributions made on behalf of a participant shall be invested based on the investments selected by such participant.

Plan Administration

Certain officers or employees of the Company serve as Trustees of the Plan (Plan Trustees). Merrill Lynch serves as the third party plan administrator. Merrill Lynch provides an open architecture of fund investments and provides daily recordkeeping services for the Plan. The ESOP portion of the Plan is administered in-house by the Company.

Eligibility

An eligible employee, as defined in the Plan document, becomes eligible to participate in the Plan on the first day of the month following the date of hire. If the eligible employee's first day of employment falls on the first calendar day of the month (or on the first regular working day of the month), the eligible employee will immediately be eligible to participate in the Plan.

                  VSE Corporation Employee ESOP/401(k) Plan

1.  Description of the Plan (continued)

Contributions

Each participant who has had VSE Corporation Common Stock (par value $.05 per share) (VSE Stock) allocated to his or her participant Payroll-Based Stock Ownership Plan (PAYSOP) or ESOP account is entitled to exercise voting rights attributable to such VSE Stock and is provided with proxy soliciting material by the Plan Administrator prior to the time that such rights are to be exercised. If participants fail to exercise their VSE Stock voting rights, the Plan Trustees vote the stock. The Plan Trustees also vote all of the VSE Stock held by the Plan's VSE Stock Fund as well as all unallocated VSE Stock held by the Plan. No contributions have been made to the PAYSOP since 1986, and no contributions have been made to the ESOP since March 31, 1999.

The Company's matching contribution is discretionary. Effective January 1, 2007, the Company contributes $1 for each dollar of salary that a Company employee participant contributes on the first 3% of salary plus 50 cents for each dollar of the next 2% of salary. In 2006, the Company contributed 50 cents for each dollar of salary that a Company employee participant contributed on the first 6% of salary. The Company makes a cash contribution for the match, and the cash contribution is allocated to each eligible participant's account on a pay period (semi-monthly) basis.

Effective January 1, 2007, any safe harbor contribution will be 100% vested immediately. Prior to January 1, 2007, ESOP and Company matching 401(k) contributions (but not PAYSOP allocations) were subject to the following graded vesting schedule: 25% after one year of service, 50% after two years of service, and 100% after three years of service. To earn a "year of service," a participant must work 1,000 hours or more in a calendar year. Forfeitures of participant nonvested account balances are applied to reduce the Company's contribution in the following year. Total forfeitures applied as a reduction of the Company's contribution for 2007 and 2006 were $74,470 and $103,169, respectively, and unused forfeitures at December 31, 2007 and 2006, were approximately $17,104 and $26,244, respectively.

Participants are allowed to elect to defer up to 100% of their salary into the Plan each pay period pursuant to Section 401(k) of the Internal Revenue Code
(IRC), subject to the maximum salary deferral limit for 2007 and 2006 of $15,500 and $15,000, respectively. The deferral amounts are also subject to limitations based on Plan provisions and participation deferral percentages. Participant contributions are invested at the discretion of the participant in any of 25 separately managed funds currently offered under the Plan by the Plan's third-party administrator, Merrill Lynch. In 2007 and 2006, the Plan allowed employees age 50 and older by the end of the Plan Year to contribute up to an additional $5,000 pursuant to IRS "catch-up" regulations.

                  VSE Corporation Employee ESOP/401(k) Plan

Dividends received on VSE Stock held in participant accounts and nonparticipant directed investments are allocated pro rata to such participant and nonparticipant accounts.

Distributions

Participants (or their beneficiaries) are eligible to receive Plan benefits on retirement, disability, termination of employment, or death. Benefits are usually distributed in a lump sum. Distributions of Merrill Lynch funds are typically made in cash from liquidation of the participant's account. Distributions of VSE Stock are typically made in shares of VSE Stock. Fractional shares of VSE Stock and distributions fewer than 100 shares are paid in cash.

Participants may also apply, in certain limited situations, to withdraw funds from their 401(k) accounts due to a qualifying financial hardship in accordance with IRS regulations.

Ownership Rights (Vesting)

Participants are 100% vested in their 401(k) salary deferral contributions and any PAYSOP contributions. All contributions to the ESOP, which began in 1987, and the Company 401(k) match, which began in 1999, are subject to a graded vesting schedule as described in the "Contributions" subsection above.

Plan Termination

In the event of plan termination, each participant will be fully vested in amounts held within the Plan for the participant's benefit. The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. No such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

                  VSE Corporation Employee ESOP/401(k) Plan

2.  Summary of Significant Accounting Policies (contintued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP")," investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The FSP was adopted by the Plan in the current year. As required by the FSP, the prior year statement of net assets available for benefits has been restated to conform to the current year presentation. There was no change to beginning net assets available for benefits as a result of the restatement.

Administrative Expenses

The direct administrative expenses of the Plan for the Plan year ended December 31, 2007 and 2006 of approximately $67 thousand and $27 thousand, respectively, were paid by the Company.

3.  Investments

Investments

Merrill Lynch offers 14 Core Investment Options and 13 Mutual Fund Window Investment Options. In addition, 5 Goal Manager Portfolio Models are offered through the Plan. Each Goal Manager Portfolio Model is composed of investment options determined by a participant's investment style and risk level.

                  VSE Corporation Employee ESOP/401(k) Plan

3.  Investments (continued)

Investment of a participant's 401(k) account is directed by the participant among options available under the Plan as described in the "Contributions" subsection above. Investments in VSE Corporation stock are valued at fair market value based on quoted market prices. Investments in mutual funds are valued at quoted market prices. The Plan's interest in the collective trust is based on fair value of the collective trust's underlying investments as based on information reported by the investment advisor using the financial statements of the collective trust at year end. Participant loans are valued at their unpaid balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. VSE Stock is purchased in the over-the-counter market or from stockholders. Dividends on VSE Stock are reinvested at fair market value.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:


                                               December 31,    December 31,
                                                   2007            2006
                                                   ----            ----
VSE Stock
446,978 and 238,867 shares, respectively       $21,830,406     $8,097,591
ML Ret Preservation Trust, at contract value
3,771,211 and 3,413,833 units, respectively      3,771,211      3,413,833
MFS Massachusetts Investors GR Stk (A)
187,031 and 224,940 shares, respectively         2,867,181      3,104,170
American Washington Mutual Investors Fund
81,007 and 69,860 shares, respectively           2,711,298      2,424,152
Templeton Foreign Fund
187,361 shares in 2006                                   *      2,555,604
MFS Total Return Fund
106,540 shares in 2006                                   *      1,723,812

* Investements did not represent 5% or more of the Plan's net assets for the year.

                  VSE Corporation Employee ESOP/401(k) Plan

3.  Investments (continued)

The Plan's investment in VSE Stock is presented in the following table:

                                               December 31,    December 31,
                                                   2007            2006
                                                   ----            ----
Number of shares                                   446,978         238,867
Two-for one stock split retroactively applied            -         238,867
                                               -----------      ----------
Number of shares                                   446,978         477,734
                                               ===========      ==========
Cost                                           $ 1,060,282      $1,152,104
Market                                         $21,830,406      $8,097,591

On May 1, 2007, VSE Corporation announced a two for one stock split in the form of a 100% stock dividend payable to stockholders of record as of June 11, 2007. The stock dividend was made on June 28, 2007.

Nonparticipant-Directed Investments

Nonparticipant-directed investments, held in the Plan as of December 31, 2007 and 2006, consisted entirely of VSE Stock. These net assets, and changes are as follows:

Net assets                                         2007            2006
----------                                         ----            ----
VSE Stock                                      $21,830,406      $8,097,591



                                                                Year ended
                                                               December 31,
                                                                   2007
                                                                   ----
Changes in net assets:
  Net realized and unrealized gain on VSE Stock                $14,749,076
  Dividends converted to VSE Stock                                  33,460
  Distributions to participants                                 (1,049,721)
                                                               -----------
                                                               $13,732,815
                                                               ===========

                  VSE Corporation Employee ESOP/401(k) Plan

3.  Investments (continued)

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value as a result of net changes in the market values of the investments held (principally stock mutual funds and VSE Stock) by $14,629,852 as follows:

Mutual funds                                                   $  (119,224)
VSE Stock                                                       14,749,076
                                                               -----------
                                                               $14,629,852
                                                               ===========

4.  Differences Between Financial Statements and Form 5500

In accordance with U.S. generally accepted accounting principles, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the Statements of Net Assets Available for Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan):

                                              December 31,    December 31,
                                                   2007            2006
                                                   ----            ----
Net assets available for benefits per the
 financial statements                         $49,877,341     $31,039,978
Amounts allocated to withdrawing
 participants                                      (2,445)           (108)
                                              -----------     -----------
Net assets available for benefits per
 Form 5500                                    $49,874,896     $31,039,870
                                              ===========     ===========

The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:

Benefits paid to participants per the
 financial statements                                          $3,591,809
Add amounts allocated to withdrawing
 participants at December 31, 2007                                  2,445
Less amounts allocated to withdrawing
 participants at December 31, 2006                                   (108)
                                                               ----------
Benefits paid to participants per
 Form 5500                                                     $3,594,146
                                                               ==========

                  VSE Corporation Employee ESOP/401(k) Plan

5.  Participant Loans

Participants may be granted loans from this plan not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The minimum loan amount is $1,000. Participant loans bear interest at the prime rate of interest plus 1% determined at the time the loan is requested. Loans are secured by the participant's account, having a maximum term of five years. Loan payments are made through payroll on a pay period basis.

6.  Party-in-interest Transactions

Merrill Lynch serves as third party plan administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan to Merrill Lynch were $5,800 for 2007.

7.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 25, 2003 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8.  Employer Securities

Section 407(b) of ERISA permits the Plan to hold an investment in VSE Stock in excess of 10% of the fair market value of the Plan's assets.

9.  Diversification

Participants who are age 55 and have 10 years of participation in the Plan are eligible to diversify up to 25% of the VSE Stock held in their PAYSOP and ESOP accounts.

10. Subsequent Event

The Board of Directors of VSE Corporation terminated the ESOP Plan effective January 1, 2008. As a result of the termination, the Corporation authorized the Trustees to distribute the vested assets of the ESOP and PAYSOP shares of the Plan to the Plan's participants and beneficiaries pursuant to the terms of the Plan.

                            Supplemental Schedule

                  VSE Corporation Employee ESOP/401(k) Plan
          Schedule H, Line 4i-Schedule of Assets (Held At End of Year)
                       EIN: 54 0649263 Plan Number: 002

                              December 31, 2007


                                               Description of
Identity of Issue                                Investment                              Cost         Fair Value
----------------------------------------------------------------------------------------------------------------
MFS Massachusetts Investors Gr Stk (A)           187,031 Mutual Fund Shares               ***       $ 2,867,181
American Washington Mutual Investors (R-3)        81,007 Mutual Fund Shares               ***         2,711,298
Alger MidCap Growth Institutional Portfolio      119,459 Mutual Fund Shares               ***         2,281,669
Templeton Foreign Fund                           175,234 Mutual Fund Shares               ***         2,193,927
MFS Total Return Fund                            103,197 Mutual Fund Shares               ***         1,572,723
PIMCO Total Return Fund (A)                      134,642 Mutual Fund Shares               ***         1,439,327
JPMORGAN GOV BOND                                127,401 Mutual Fund Shares               ***         1,312,233
Blackrock Basic Value Fund, Inc. (A)              43,952 Mutual Fund Shares               ***         1,303,169
Blackrock Global Res A                            19,164 Mutual Fund Shares               ***         1,119,353
Alliance Bern Intl Val CL A                       42,385 Mutual Fund Shares               ***           939,677
Thornburg Inter Value Fund (A)                    24,527 Mutual Fund Shares               ***           814,312
Goldman Sachs Mid Cap Value (A)                   22,427 Mutual Fund Shares               ***           792,781
American Growth FD of AMER R3                     22,744 Mutual Fund Shares               ***           762,378
Blackrock Healthcare A                           104,822 Mutual Fund Shares               ***           629,983
Hotchkis & Wiley Small Cap Value Fund             18,895 Mutual Fund Shares               ***           628,627
Eaton Vance Dividend Builder                      33,710 Mutual Fund Shares               ***           498,241
Blackrock Global Alloc                            18,859 Mutual Fund Shares               ***           373,029
Phoenix Real Estate Sec A                         10,206 Mutual Fund Shares               ***           294,438
Blackrock S&P 500 Index I                         13,741 Mutual Fund Shares               ***           247,483
Victory Diversified Stock FD                      12,437 Mutual Fund Shares               ***           220,999
Ariel Fund                                         3,797 Mutual Fund Shares               ***           176,134
Franklin Mutual Fincl                              9,348 Mutual Fund Shares               ***           174,813
Seligman Communications & Information (A)          3,664 Mutual Fund Shares               ***           139,956
UBS U.S. Small Cap Growth Fund                     8,175 Mutual Fund Shares               ***           115,921
Pioneer High Yield FD CL A                         9,295 Mutual Fund Shares               ***            97,322
Evergreen Sel Adj Rate FD CL (A)                   2,023 Mutual Fund Shares               ***            18,695
ML Ret Preservation Trust, at contract value   3,771,211 Common/Collective Trust Units    ***         3,771,211
VSE Stock * **                                   446,978 Common Stock Shares           $1,060,282    21,830,406
Participant loans (interest rates varied from
5.00% to 9.25% during 2007)                              Participant loans                              335,190
Pending Settlement Fund                                                                                     100
                                                                                                    -----------
Total assets held for investment purposes                                                           $49,662,576
                                                                                                    ===========
*    Represents a party-in-interest (see Note 6)
**  Represents nonparticipant-directed investments (VSE Stock)
*** Historical cost not required to be presented as investments are participant directed.





         See Report of Independent Registered Public Accounting Firm

                                     -15-